Exhibit 99.1

FEMSA Announces Successful Re-tap to its Senior Unsecured Notes due 2050

Monterrey, Mexico, February 12, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced the successful placement of a US$300 million re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 (“New Notes”), representing an additional issuance to FEMSA’s outstanding US$1,500 million 3.500% Senior Unsecured Notes due 2050 issued on January 16, 2020 (“Initial Notes”). The New Notes will be treated as a single class with the Initial Notes, raising the total outstanding balance to US $1,800 million. The New Notes were priced at 101.433 for an implied yield to maturity of 3.423%.

The proceeds from this issuance will be used for general corporate purposes, further improving FEMSA's cost of debt.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has approximately 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

February 12, 2020	1